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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          CHIPS AND TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                               INTEL CORPORATION
                          INTEL ENTERPRISE CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   170021109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                         SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZING TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                             RICHARD M. RUSSO, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 CALIFORNIA STREET, SUITE 4100
                             DENVER, COLORADO 80121
                                 (303) 298-5700

                                 CALCULATION OF FILING FEE
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            Transaction valuation                           Amount of filing fee
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                $416,292,782*                                      $83,259
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

* For purposes of fee calculation only. The total transaction value is based on 22,043,501 shares of common stock, together with the associated common stock purchase rights (collectively, the "Shares"), outstanding as of July 27, 1997 plus the number of Shares issuable upon the exercise of outstanding options or other rights to acquire shares that were vested on that date, multiplied by the offer price of $17.50 per Share.

The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:     None                          Filing party:   Not Applicable
Form or registration no.:   Not Applicable                Date filed:     Not Applicable

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                                  INTRODUCTION

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Intel Enterprise Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Chips and Technologies, Inc., a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of August 23, 1989, between the Company and Bank of America, NT & SA, at a price of $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 1, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 27, 1997, by and among Intel, Purchaser, and the Company, which provides, among other things, that as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth therein (including without limitation, the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation, and each issued and outstanding Share (other than any Shares held in the treasury of the Company or by Intel or any direct or indirect wholly owned subsidiary of Intel or the Company, and other than Shares held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have complied with all of the relevant provisions of Section 262 of the General Corporation Law of the State of Delaware) will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest, upon surrender of the certificate representing the Share.

     Purchaser is acting with the consent of the Company on behalf of Intel in making the Offer. The making of the Offer is the responsibility of Intel under the Merger Agreement and the making of the Offer by Purchaser is not intended to in any way reduce Intel's obligations, duties and liabilities under the Merger Agreement.

     The information contained in this Statement concerning the Company, including, without limitation, information concerning the deliberations, approvals and recommendations of the Board of Directors of the Company in connection with the transaction, the opinion of the financial advisor to such Board of Directors, and the Company's capital structure and financial information, was supplied by the Company. Purchaser takes no responsibility for the accuracy of such information.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The name of the subject company is Chips and Technologies, Inc., a Delaware corporation, which has its principal executive offices at 2950 Zanker Road, San Jose, California 95134.

     (b) The class of equity securities being sought is the Company's Common Stock and the associated Rights. The information set forth in the Offer to Purchase under the caption "INTRODUCTION" is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in the Offer to Purchase under the caption "THE TENDER OFFER--6. Price Range of the Shares" is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)-(d), (g) This Statement is filed by Purchaser and Intel. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Intel, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Intel are set forth in the Offer to Purchase under the captions "INTRODUCTION," and "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Intel," and in Schedule I to the Offer to Purchase, are incorporated herein by reference.

     (e) and (f) During the last five years, neither Purchaser, Intel, nor, to the knowledge of Purchaser or Intel, any person listed in Schedule I to the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

     (a) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Intel," and "THE TENDER OFFER--10. Certain Transactions between Intel and the Company" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Intel," "THE TENDER OFFER--10. Certain Transactions between Intel and the Company," and "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger" is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     (a) and (b) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--9. Source and Amount of Funds" is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER

     (a) - (e) The information set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement" is incorporated herein by reference.

     (f) and (g) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--10. Certain Transactions Between Intel and the Company" and "THE TENDER OFFER--12. Purpose the Offer; The Merger Agreement" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--10. Certain Transactions Between Intel and the Company" and "THE TENDER OFFER -- 12. Purpose of the Offer; The Merger Agreement" is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--17. Fees and Expenses" is incorporated herein by reference.

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

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--8. Certain Information Concerning Purchaser and Intel" is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION

     (a) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--12. Purpose of the Offer; The Merger Agreement" is incorporated herein by reference.

     (b) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--16. Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--14. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

     (e) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--18. Miscellaneous" is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated by reference, is incorporated herein by reference

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated August 1, 1997

     (a)(2) Letter of Transmittal

     (a)(3) Notice of Guaranteed Delivery

     (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (a)(7) Form of Summary Advertisement, dated August 1, 1997

     (a)(8) Press Releases, dated July 28, 1997 and August 1, 1997 issued by
          Intel

     (b)    None

     (c) Agreement and Plan of Merger, dated as of July 27, 1997, among the Company, Purchaser and Intel

     (d)    None

     (e)     Not Applicable

     (f)     None

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

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 1997
                                          INTEL ENTERPRISE CORPORATION

                                          By /s/  CARY I. KLAFTER
                                             Cary I. Klafter
                                             President

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 1, 1997
                                          INTEL CORPORATION

                                          By /s/  F. THOMAS DUNLAP, JR.
                                             F. Thomas Dunlap, Jr.
                                             Vice-President, General Counsel
                                             and Secretary

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                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                                   EXHIBIT INDEX                                   PAGE
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
(a)(1)      Offer to Purchase, dated August 1, 1997
(a)(2)      Letter of Transmittal
(a)(3)      Notice of Guaranteed Delivery
(a)(4)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees
(a)(5)      Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees
(a)(6)      Guidelines for Certification of Taxpayer Identification Number on
            Substitute Form W-9
(a)(7)      Form of Summary Advertisement, dated August 1, 1997
(a)(8)      Press Releases, dated July 28, 1997 and August 1, 1997 issued by Intel
(b)         None
(c)         Agreement and Plan of Merger, dated as of July 27, 1997, among the
            Company, Purchaser and Intel
(d)         None
(e)         Not Applicable
(f)         None